

January 17, 2025

Siddharth Thacker
Chief Financial Officer
Rent the Runway, Inc.
10 Jay Street
Brooklyn, NY 11201

      Re: Rent the Runway, Inc.
          Form 10-K for Fiscal Year Ended January 31, 2024
          File No. 001-40958

Dear Siddharth Thacker:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services